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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               Vector Group Ltd.
                               -----------------
                                (Name of Issuer)


                    Common Stock, par value $0.10 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  92240M-10-8
                                  -----------
                                 (CUSIP Number)


                               December 31, 2006
                               -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]    Rule 13d-1(b)

                              [X]    Rule 13d-1(c)

                              [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  92240M-10-8                                              Page 2 of 5


--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Jefferies Group, Inc.
         95-4719745
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of Shares   5.     Sole Voting Power            3,171,787
Beneficially       -------------------------------------------------------------
Owned by Each      6.     Shared Voting Power          0
Reporting Person   -------------------------------------------------------------
With:              7.     Sole Dispositive Power       3,171,787
                   -------------------------------------------------------------
                   8.     Shared Dispositive Power     0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  3,171,787
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         5.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         CO
--------------------------------------------------------------------------------

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CUSIP No.:  92240M-10-8                                              Page 3 of 5


ITEM 1

(a)     Name of Issuer

               Vector Group Ltd.

(b)     Address of Issuer's Principal Executive Offices

               100 S.E. Second Street
               Miami, Florida  33131

ITEM 2

(a)     Name of Person Filing

               Jefferies Group, Inc.

(b)     Address of Principal Business Office or, if None, Residence

               Jefferies Group, Inc.
               520 Madison Ave., 12th Floor
               New York, New York  10022

(c)     Citizenship

               Delaware

(d)     Title of Class of Securities

               Common Stock, par value $0.10 per share

(e)     CUSIP Number

               92240M-10-8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)     [ ]    Broker or dealer registered under Section 15 of the Act (15
               U.S.C. 78o);

(b)     [ ]    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)     [ ]    Insurance company as defined in Section 3(a)(19) of the Act (15
               U.S.C. 78c);

(d)     [ ]    Investment company registered under Section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8);

(e)     [ ]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)     [ ]    An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

(g)     [ ]    A parent holding company or control person in accordance with
               Rule 13d-1(b)(ii)(G);

(h)     [ ]    A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);

(i)     [ ]    A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

(j)     [ ]    Group, in accordance with Rule13d-1(b)(1)(ii)(J).

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CUSIP No.:  92240M-10-8                                              Page 4 of 5


ITEM 4  OWNERSHIP

The following sets forth beneficial ownership information:

(a)   Amount beneficially owned:                                      3,171,787

(b)   Percent of class:                                               5.6%

(c)   Number of shares as to which the person has:

        (i)    Sole power to vote or to direct the vote:              3,171,787

        (ii)   Shared power to vote or direct the vote:               0

        (iii)  Sole power to dispose or direct the disposition of:    3,171,787

        (iv)   Shared power to dispose or direct the disposition of:  0



ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable

ITEM 9  NOTICE OF DISSOLUTION OF GROUP

        Not applicable

ITEM 10 CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.:  92240M-10-8                                              Page 5 of 5


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2007                    Jefferies Group, Inc.


                                             /s/ Roland T. Kelly
                                             -----------------------------------
                                             Roland T. Kelly
                                             Assistant Secretary